Beckstead and Watts, LLP
Certified Public Accountants

2425 W. Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984
702.362.0540 fax

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We have issued our reports dated March 30, 2005 (except for Note 1, as to which the date is July 15, 2005) and March 29, 2004 (except for Note 1, as to which the date is July 15, 2005), accompanying the restated financial statements of CareDecision Corporation on Form SB-2/A-8 for the years ended December 31, 2004 and 2003, and we have reviewed the CareDecision Corporation financial statements through the interim period ended June 30, 2005. We hereby consent to the incorporation by reference of said reports on the Registration Statement of CareDecision Corporation on Form SB-2/A-8 to be filed with the US Securities and Exchange Commission.

Signed,

Beckstead and Watts, LLP

October 27, 2005